UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_____

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 9, 2005

AMERCO

(Exact Name of Registrant as Specified in Charter)

Nevada	1-11255	88-0106815
(State or Other Jurisdiction of Incorporation)	Commission File Number	IRS Employer Identification No.

1325 Airmotive Way, Ste. 100, Reno, Nevada 89502-3239
(Address of Principal Executive Offices)(Zip Code)

(775) 688-6300
(Registrant's telephone number, including area code)

Not applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement

On May 9, 2005, various subsidiaries of AMERCO received Loan Commitments from Merrill Lynch Commercial Finance Corporation, Merril Lynch Mortgage Lending, Inc. and Morgan Stanley Mortgage Capital, Inc. The description of the foregoing matters is not complete and is qualified in its entirety by the full text of such agreements and documents, that are filed as exhibits hereto and incorporated by reference herein. The Loan Commitments are attached as exhibits 10.5, 10.1. and 10.4.

Item 1.02. Termination of a Material Definitive Agreement

On May 9, 2005, and in connection with the acceptance of the above mentioned Loan Commitments, AMERCO notified Wells Fargo Foothill, Inc., the administrative agent for its Loan and Security Agreement, and Wells Fargo Bank, N.A., the trustee for its 9% Second Lien Senior Secured Notes due 2009, and on May 12, 2005 AMERCO notified The Bank of New York, the trustee for its 12% Senior Subordinated Notes due 2011, that it is exercising its right to terminate, redeem and prepay the principal and accrued and unpaid interest under the respective terms of the Loan and Security Agreement and the Note Agreements. AMERCO will incur a one-time charge of approximately $34 million to pre-tax earnings in the first quarter of fiscal 2006 associated with early payment of the existing loans. These Notices are attached as exhibits 10.2, 10.3 and 10.6.

On May 12, 2005, AMERCO issued a press release announcing its refinancing plans, which is attached as exhibit 10.7.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 13, 2005

AMERCO

/s/ Jack A. Peterson
Jack A. Peterson, Chief Financial Officer of AMERCO